UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE TO

TENDER OFFER STATEMENT UNDER SECTION 14(d)(1) OR 13(e)(1) OF THE

SECURITIES EXCHANGE ACT OF 1934

(Amendment No. 2)

KING PHARMACEUTICALS, INC.

(Name of Subject Company (Issuer))

PARKER TENNESSEE CORP.

(Offeror)

A Wholly-Owned Subsidiary of

PFIZER INC.

(Offeror)

(Names of Filing Persons (identifying status as offeror, issuer or other person))

COMMON STOCK, NO PAR VALUE

(Title of Class of Securities)

495582108

(CUSIP Number of Class of Securities)

Amy W. Schulman

Senior Vice President and General Counsel

Pfizer Inc.

235 E. 42nd Street

New York, New York 10017

(212) 733-2323

(Name, address, and telephone numbers of person authorized to receive notices and communications on behalf of filing persons)

Copies to:

Dennis J. Block, Esq.

William P. Mills, III, Esq.

Cadwalader, Wickersham & Taft LLP

One World Financial Center

New York, New York 10281

(212) 504-6000

CALCULATION OF FILING FEE

Transaction Valuation(1)	Amount of Filing Fee(2)
$3,677,489,663	$262,205.01

(1)	Calculated solely for purposes of determining the filing fee. The calculation assumes the purchase of (i) 249,958,811 shares of common stock, without par value of King Pharmaceuticals, Inc. (the “Company”) (inclusive of restricted stock awards granted pursuant to the Company’s stock plans), at $14.25 per share and (ii) 8,110,639 shares of common stock, without par value, of the Company which are subject to issuance pursuant to the exercise of outstanding options at $14.25 per share.
(2)	Calculated in accordance with Exchange Act Rule 0-11 by multiplying the transaction value by 0.0000713.

☒	Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the form or schedule and the date of its filing.

Amount Previously Paid: $262,205.01	Filing Party: Pfizer Inc.

Form of Registration No.: Schedule TO-T	Date Filed: October 22, 2010

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☒	Third-party tender offer subject to Rule 14d-1.

☐	Issuer tender offer subject to Rule 13e-4.

☐	Going-private transaction subject to Rule 13e-3.

☐	Amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer.  ☐

If applicable, check the appropriate box(es) below to designate the appropriate rule provision(s) relied upon:

☐	Rule 13e-4(i) (Cross-Border Issuer Tender Offer)

☐	Rule 14d-1(d) (Cross-Border Third-Party Tender Offer)

This Amendment No. 2 (this “Amendment”) amends and supplements the Tender Offer Statement on Schedule TO (together with any amendments and supplements thereto, the “Schedule TO”) filed with the Securities and Exchange Commission (the “SEC”) on October 22, 2010, and is filed by (i) Parker Tennessee Corp., a Tennessee corporation (“Purchaser”) and a wholly-owned subsidiary of Pfizer Inc., a Delaware corporation (“Parent”), and (ii) Parent. The Schedule TO relates to the tender offer for all of the outstanding shares of common stock, no par value (the “Shares”), of King Pharmaceuticals, Inc., a Tennessee corporation (the “Company”), at a price of $14.25 per Share net to the seller in cash without interest and less any required withholding taxes, if any, upon the terms and conditions set forth in the offer to purchase dated October 22, 2010 (the “Offer to Purchase”), a copy of which is included as Exhibit (a)(1)(A) to the Schedule TO, and in the related letter of transmittal (the “Letter of Transmittal”), a copy of which is included as Exhibit (a)(1)(B) to the Schedule TO, which, together with any amendments or supplements, collectively constitute the “Offer.”

All the information set forth in the Offer to Purchase and the Letter of Transmittal is incorporated by reference herein in response to Items 1 through 9 and Item 11 of the Schedule TO, and is supplemented by the information specifically provided in this Amendment. Capitalized terms used and not otherwise defined in this Amendment shall have the meanings assigned to such terms in the Offer to Purchase or in the Schedule TO.

Items 1 through 9 and 11.

Items 1 through 9 and 11 of the Schedule TO are hereby amended and supplemented as follows:

The first paragraph of Section 7 of the Offer to Purchase is amended by deleting the last sentence.

The third paragraph of the subsection entitled “King Unaudited Prospective Financial Information” in Section 7 of the Offer to Purchase is amended and restated to read in its entirety as follows:

“The Financial Forecasts are included in this Offer to Purchase solely to provide King’s shareholders access to certain non-public unaudited prospective financial information that was made available to Pfizer in connection with the merger. King has advised us that the Financial Forecasts were not prepared with a view toward public disclosure, nor were they prepared with a view toward compliance with published guidelines of the SEC, the guidelines established by the American Institute of Certified Public Accountants for preparation and presentation of financial forecasts, or in the case of the Financial Forecasts related to operating income, generally accepted accounting principles (“GAAP”). In addition, while King has advised us that the Financial Forecasts with respect to net sales were based on King’s best estimates of its future net sales as such item would be calculated in accordance with GAAP, neither King’s independent auditors, nor any other independent public accounting firm have compiled, examined, or performed any procedures with respect to the prospective financial information contained in the Financial Forecasts nor have they expressed any opinion or given any form of assurance with respect to such information or their reasonableness, achievability or accuracy. The inclusion of the Financial Forecasts herein will not be deemed an admission or representation by King, Parent or the Purchaser that they are viewed by King, Parent or the Purchaser as material information of King. The Financial Forecasts should not be regarded as an indication that any of Parent, the Purchaser or King, or any of their respective advisors or representatives, considered, or now considers, them to be necessarily predictive of actual future results.”

The sixth paragraph of the subsection entitled “King Unaudited Prospective Financial Information” in Section 7 of the Offer to Purchase is amended and restated to read in its entirety as follows:

“The Financial Forecasts related to non-GAAP operating income are financial measures that have not been prepared in accordance with GAAP. Accordingly, the non-GAAP operating income Financial Forecasts should not be considered as a substitute for operating income prepared in accordance with GAAP. A reconciliation of the differences between King’s non-GAAP operating income Financial Forecasts and such forecasts relating to operating income prepared in accordance with GAAP, is set forth in the table below. King did not provide the estimated GAAP adjustments to operating income (and did not provide the related estimated GAAP operating income), as set forth in the table below, to Parent in connection with Parent’s due diligence review of King. Such unaudited prospective financial information has been provided by King to Parent and Purchaser solely in connection with the preparation of this Offer to Purchase.

The Financial Forecasts for the fiscal years ending December 31, 2010 through 2015 as provided to Parent by King are set forth below. All amounts are expressed in millions of dollars.”

The table set forth in the subsection entitled “King Unaudited Prospective Financial Information” in Section 7 of the Offer to Purchase is amended and restated to read in its entirety as follows:

“

	Fiscal Year Ended December 31,
	2010E	2011E	2012E	2013E	2014E	2015E
Net Sales	$1,485	$1,486	$1,667	$1,913	$2,247	$2,537
Non-GAAP Operating Income	$301	$175	$217	$325	$532	$714
GAAP Adjustments*	$(125)	$(76)	$(76)	$(79)	$(79)	$(82)
GAAP Operating Income	$176	$99	$141	$246	$453	$632

*	Estimated GAAP adjustments to operating income include estimated amortization for the fiscal years ending December 31, 2010 through 2015 and also include estimated restructuring charges and net litigation settlements for the fiscal year ending December 31, 2010.”

The last paragraph of the subsection entitled “King Unaudited Prospective Financial Information” in Section 7 of the Offer to Purchase is amended by deleting the second sentence.

The fourth, fifth, sixth and seventh paragraphs of Section 8 of the Offer to Purchase are amended and restated to read in their entirety as follows:

“Except as described in this Offer to Purchase or Schedule I hereto, (i) none of Parent or the Purchaser, or to the best knowledge of Parent and the Purchaser after due inquiry, any of the persons listed in Schedule I to this Offer to Purchase beneficially owns or has any right to acquire, directly or indirectly, any Shares and (ii) none of Parent or the Purchaser, or, to the best knowledge of Parent and the Purchaser after due inquiry, any of the persons referred to Schedule I hereto has effected any transaction in the Shares during the past 60 days.

Except as provided in the Merger Agreement or as otherwise described in this Offer to Purchase, none of Parent or the Purchaser or, to the best knowledge of Parent and the Purchaser after due inquiry, any of the persons listed in Schedule I to this Offer to Purchase, has any contract, arrangement, understanding or relationship with any other person with respect to any securities of King, including, but not limited to, any contract, arrangement, understanding or relationship concerning the transfer or voting of such securities, finder’s fees, joint ventures, loan or option arrangements, puts or calls, guarantees of loans, guarantees against loss, guarantees of profits, division of profits or loss or the giving or withholding of proxies.

Except as set forth in this Offer to Purchase, none of Parent or the Purchaser or, to the best knowledge of Parent and the Purchaser after due inquiry, any of the persons listed on Schedule I hereto, has had any business relationship or transaction with King or any of its executive officers, directors or affiliates that is required to be reported under the rules and regulations of the SEC applicable to the Offer. Except as set forth in this Offer to Purchase, there have been no contacts, negotiations or transactions between Parent or any of its subsidiaries or, to the best knowledge of Parent and the Purchaser after due inquiry, any of the persons listed in Schedule I to this Offer to Purchase, on the one hand, and King or its affiliates, on the other hand, concerning a merger, consolidation or acquisition, tender offer or other acquisition of securities, an election of directors or a sale or other transfer of a material amount of assets during the past two years.

During the last five years, none of Parent or the Purchaser or, to the best knowledge of Parent or the Purchaser after due inquiry, any of the persons listed in Schedule I to this Offer to Purchase (i) has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) was a party to any judicial or administrative proceeding (except for matters that were dismissed without sanction or settlement) that resulted in a judgment, decree or final order enjoining the person from future violations of, or prohibiting activities subject to, federal or state securities laws, or a finding of any violation of such laws.”

The title of Section 15 of the Offer to Purchase is amended and restated to read in its entirety as “Conditions to the Offer.” The Offer to Purchase is amended to replace all cross-references to “Section 15 – “Certain Conditions to the Offer” with “Section 15 – “Conditions to the Offer”. The table of contents of the Offer to Purchase is amended to replace the reference to “Section 15 – “Certain Conditions to the Offer” with “Section 15 – “Conditions to the Offer”.

The last paragraph of Section 15 of the Offer to Purchase is amended and restated to read in its entirety as follows:

“The foregoing conditions are for the sole benefit of Parent and the Purchaser, may be asserted by either Parent or the Purchaser, regardless of the circumstances giving rise to any such conditions and, except for the Minimum Condition, may be waived by Parent or the Purchaser in whole or in part at any time and from time to time before the expiration of the Offer, subject to the terms of the Agreement and applicable law. The failure by Parent or the Purchaser at any time to exercise any of the foregoing rights shall not be deemed a waiver of any such right, the waiver of such right with respect to any particular facts or circumstances shall not be deemed a waiver with respect to any other facts and circumstances, and each such right shall be deemed an ongoing right which may be asserted at any time and from time to time on or before the expiration of the Offer. All conditions to the Offer, other than conditions relating to governmental approval, must be satisfied or waived by the Purchaser before expiration of the Offer.”

The subsection entitled “Shareholder Litigation” in section 16 of the Offer to Purchase is amended and restated to read in its entirety as follows:

“Shareholder Litigation. On October 13, 2010, a purported shareholder of King named L.A. Murphy filed a lawsuit in the Chancery Court of Sullivan County in the State of Tennessee against the members of King’s Board of Directors, King and Parent (the “Murphy Complaint”). On October 13, 2010, a purported shareholder of King named Alan R. Kahn filed a lawsuit in the Chancery Court for Greene County, Tennessee against the members of King’s Board of Directors, King and Parent (the “Kahn Complaint”). Also on October 13, 2010, a purported shareholder of King named Robert J. Casey, II filed a lawsuit in the Circuit Court for Sullivan County, Tennessee, Second Judicial District against the members of King’s Board of Directors, King, Parent and the Purchaser (the “Casey Complaint”). On October 15, 2010, a purported shareholder of King named Joseph Leone filed a lawsuit in the United States District Court for the Eastern District of Tennessee against the members of King’s Board of Directors, King, Parent and the Purchaser (the “Leone Complaint”) and such complaint was amended on October 27, 2010. On October 15, 2010, a purported shareholder of King named Louisiana Municipal Police Employees Retirement System filed a lawsuit in the Chancery Court of Sullivan County in the State of Tennessee against the members of King’s Board of Directors and King (the “LMPERS Complaint”). Also on October 15, 2010, a purported shareholder of King named Edward Combs filed a lawsuit in the Chancery Court of Sullivan County, Tennessee against the members of King’s Board of Directors, King, Parent and the Purchaser (the “Combs Complaint”). On October 26, 2010, a purported shareholder of King named the International Brotherhood of Electrical Workers Local 164 Pension Fund filed a lawsuit in the Chancery Court of Sullivan County, Tennessee against the members of King’s Board of Directors, King and Parent (the “International Brotherhood Complaint” and together with the Murphy Complaint, the Kahn Complaint, the Casey Complaint, the Leone Complaint, the LMPERS Complaint, and the Combs Complaint, the “Complaints”). On November 2, 2010, the Chancery Court for Sullivan County, Tennessee, Second Judicial District, at Bristol advised the parties that it would enter an order consolidating the Murphy Complaint, the Kahn Complaint, the Casey Complaint, the LMPERS Complaint, the Combs Complaint and the International Brotherhood Complaint in that court under the master caption “In re King Pharmaceuticals, Inc. Shareholder Litigation”.

Each of the plaintiffs purports to sue on behalf of a class of other shareholders of King. Each Complaint alleges that the members of King’s Board of Directors breached their fiduciary duties to King’s shareholders in connection with the sale of King. The Murphy Complaint, the Kahn Complaint, the Casey Complaint, the Leone Complaint, the Combs Complaint and the International Brotherhood Complaint allege that Parent aided and abetted the purported breaches of fiduciary duties. The LMPERS Complaint alleges that King aided and abetted the purported breaches of fiduciary duties by King’s Board of Directors. The Casey Complaint, the Leone Complaint and the Combs Complaint each also allege that King and the Purchaser aided and abetted the purported breaches of fiduciary duties. The Leone Complaint also alleges that King’s Schedule 14D-9 recommendation statement for the tender offer contains false statements and omissions of material fact in violation of Sections 14(d)(4) and 14(e) of the Securities Exchange Act of 1934. Each Complaint seeks to enjoin the Offer, in addition to seeking other relief. With respect to each of the Complaints, Parent and the Purchaser believe that the plaintiff’s allegations lack merit and, if the plaintiff proceeds with the litigation, will contest them vigorously.”

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

PARKER TENNESSEE CORP.

By	/s/ Bryan A. Supran
Name: Bryan A. Supran
Title: Vice President

Date: November 16, 2010

PFIZER INC.

By	/s/ David Reid
Name: David Reid
Title: Assistant Secretary

Date: November 16, 2010

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